21001709

ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SAF Financial Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing Section MAR 02 2021 Washington DC 406

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 Warren Street - Apt 3G
(No. and Street)

New York	**NY**	**10282**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins **(603) 216-8933**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

1411 Broadway, 9th Floor	**New York**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rafay H. Farooqui, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of SAF Financial Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Florida, County of Palm Beach

LILLIANNA ALCIDA LEE GARIBALDI
Notary Public - State of Florida
Commission # GG926405
Expires on October 27, 2023

Signature

CEO
Title

Notary Public
Online Notary

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Notarized online using audio-video communication

SAF Financial Securities LLC

Index
December 31, 2020

withum

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of SAF Financial Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SAF Financial Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

WithumSmith+Brown, PC

New York, New York

February 25, 2021

SAF FINANCIAL SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS		
Cash and cash equivalents	$	360,594
Clearing broker deposit		50,000
Receivable from clearing broker		50,014
Contract asset		317,738
Accounts receivable		25,346
Prepaid expenses		5,897
Deposit		4,600
TOTAL ASSETS	$	814,189

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	144,013
Due to Parent		6,108
TOTAL LIABILITIES		150,121
MEMBER'S EQUITY		664,068
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	814,189

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

SAF Financial Securities LLC (the "Company") through its affiliate's sponsors, offer, and operate an alternative fund platform (the "SAF Platform") as a SaaS (software-as-a-service) to fund managers and fund investors. The Company provides brokerage execution to institutional customers. It operates out of one office in New York City, NY. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company is wholly owned by Strategic Alternative Funds Group, LLC (the "Parent"), a holding company located in New York City, NY.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue

Revenue recognition guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The guidance requires an entity to follow a five step model to (1) identify the contracts with a customer, (2) identify the performance obligations in the contract, (3) determining the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Fee Income

The Company earns commission revenue as an introducing broker for the transactions of its customers. The Company recognizes commission revenue at a point in time, on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and there are no significant actions which the Company needs to take subsequent to this date to satisfy the performance obligation. Amounts earned are generally calculated as a percentage of the market value associated with the trade.

Significant Judgments

Revenue from contracts with customers includes placement fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. Summary of Significant Accounting Policies – continued

Placement Fee
The performance obligation from private placements is recognized at the point in time when it is determined that the customer obtains control over the promised good or service. This is typically at the closing of the transaction. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2020 the receivable balance was $90,646. At December 31, 2020, there were receivables of $50,014 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 1, 2020, the Company's contract asset was $356,250 and there was no contract liability. On December 31, 2020 the Company's contract asset was $317,738. There was no contract liability as of December 31, 2020.

Disaggregated Revenue
Disaggregation of revenue is presented on the face of the statement of operations by type of revenue type earned by the Company.

Cash and cash equivalents
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Cash equivalents include cash and short-term money market instruments with original maturity dates of three months or less.

2 Summary of Significant Accounting Policies – continued

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. The Company has no tax sharing agreement with the Parent and accordingly has no commitment to fund or receive amounts from any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for any NYC UBT tax expense.

The Company recognizes the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained, assuming examination by taxing authorities. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on this analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefit as of December 31, 2020.

3. Transactions with Related Parties

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with its Parent whereby the Parent provides accounting, administrative, office space, human resources and other services. During the period ended December 31, 2020, the Company, pursuant to the Expense Sharing Agreement, incurred $15,579 of expenses, included in the accompanying statement of operations. At December 31, 2020, the Company owes the Parent $6,108 that is included as a liability in the accompanying statement of financial condition. The Company has contracted with a registered representative who is a relative of the firms owner. During the period ended December 31, 2020 the Company incurred $258,257 in expenses, included in the accompanying statement of operations. At December 31, 2020, the Company owes $129,213 that is included as a liability in the accompanying statement of financial condition.

4. Deposit with Clearing Broker

The Company maintains a clearing deposit with RBC Dain Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $50,000.

5. Receivable from Clearing Broker

Receivable from clearing broker results from the Company's normal securities transactions. As of December 31, 2020, the amount due from its current clearing broker was $50,014.

6. Regulatory Requirements

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $50,000 or 6.67% of aggregate indebtedness. At December 31, 2020, the Company had net capital of $310,487 that exceeded the required net capital of by $260,487. The Company's ratio of aggregated indebtedness to net capital was .48 to 1 at December 31, 2020.

The Company operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934 and relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities proprietary trading and placement of customers. The Company does not handle cash or securities on behalf of customers.

7. Risks Covid - 19

The outbreak of the novel coronavirus in March 2020 has adversely impacted domestic activity in the USA and around the world. Financial markets, employment markets, and the real economy is seeing a high level of volatility. The outbreak could have a material adverse impact on the economy and on the Company. The fluidity of the situation prevents any prediction as to the eventual outcome. This presents a material uncertainty and risk with respect to the Company, its performance and financial results.

8. New Accounting Pronouncements

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

8. New Accounting Pronouncements- continued

The Company identified due from broker and other receivables as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of the beginning of the first reporting period effective. As of January 1, 2020, there was no effect on opening member's equity. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments including due from broker and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with due from broker and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

As of December 31, 2020, there was no allowance for credit losses. For the year ended December 31, 2020, there was no credit loss expense related to the allowance for credit losses or any recoveries of amounts previously charged reflected on the statement of operations.

9. Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2020 through the date of these financial statements, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.